UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 5, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol Appoints new Group Executive Committee member


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


SASOL APPOINTS NEW GROUP EXECUTIVE COMMITTEE MEMBER

Sasol today announced the appointment of Stephen Cornell as the newest member of its management team. Cornell is currently the Chief Operating Officer for US Fuels and Global Head of Major Projects at BP plc. Reporting directly to Sasol's Chief Executive Officer, David Constable, Cornell will be appointed as Sasol's Executive Vice President: International Operations, with effect from 1 February 2014, based in Houston.

In November 2013, the new Group Executive Committee (GEC) structure was announced, which will be effective from 1 July 2014. At the time, Sasol indicated that given the growing importance of its international businesses, particularly in the United States, a focused operations position at the GEC level had been created.
In the context of Sasol's redesigned operating model, this role will be accountable for the group's operations outside of Southern Africa, including Sasol's US mega-projects in Lake Charles, Louisiana.

Cornell has extensive US domestic and international experience in petrochemicals, refining and logistics, having worked in the industry in the US, Europe, the Middle East and Asia. He has significant business improvement experience, having reshaped BP's US fuels business over a six-year period, through improved work processes, divestiture of key assets and by driving the significant expansion of the 413 000 barrels per day
BP Whiting refinery.
In addition, within often complex operating environments, Cornell has first-hand experience in large-scale capital projects, ensuring substantial safety improvements and in embedding manufacturing excellence.

Constable said, At a time when we are striving to enhance our own performance levels at Sasol, it is exciting to have a leader join our team, who is known for passionately driving high performance through talent and capability development across all areas of the organisation.
With over three decades in the industry under his belt, Steve is highly regarded by his peers as a commercial and strategic leader with substantial chemical engineering experience.


Commenting on his appointment, Cornell said he was excited to be making this change. I could not be happier that my family and I have now become part of the Sasol team. I strongly believe we can capitalise on many opportunities in the global energy arena.
This is an important time in Sasol's history and I am certainly looking forward to working with the team to continue building on the Company's many successes.

5 December 2013
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date December 5, 2013			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary